Exhibit 12

Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2004

	Three Months Ended		Six Months Ended
	March 31		March 31
	2004	2003	2004	2003
		(Dollars in thousands)
Income from continuing operations before provision for income taxes and cumulative effect of accounting change per statement of income	$93,710	$90,231	$141,123	$131,500
Add:
Portion of rents representative of the interest factor	850	862	1,740	1,742
Interest on debt & amortization of debt expense	16,160	16,158	33,495	31,637

Income as adjusted	$110,720	$107,251	$176,358	$164,879

Fixed charges:
Interest on debt & amortization of debt expense (1)	$16,160	$16,158	$33,495	$31,637
Capitalized interest (2)	181	154	345	304
Rents	2,550	2,585	5,221	5,225
Portion of rents representative of the interest factor (3)	850	862	1,740	1,742

Fixed charges (1)+(2)+(3)	$17,191	$17,174	$35,580	$33,683

Ratio of earnings to fixed charges	6.44	6.24	4.96	4.90